SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Jeffrey P. Bodle, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 14 Pages)

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,410,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,410,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,410,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,878 Shares
	8	SHARED VOTING POWER 7,775,469 Shares (1)
	9	SOLE DISPOSITIVE POWER 44,878 Shares
	10	SHARED DISPOSITIVE POWER 7,775,469 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,820,347 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 7,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 65,000 shares held by the Barbara Bradley Baekgaard Family Foundation and 300,000 shares held by the Joan Byrne Hall 2015 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Joan Byrne Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,710,469 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,710,469 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,710,469 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 7,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 300,000 shares held by the Joan Byrne Hall 2015 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS James B. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000 Shares (1)
	8	SHARED VOTING POWER 7,475,469 Shares (2)
	9	SOLE DISPOSITIVE POWER 300,000 Shares (1)
	10	SHARED DISPOSITIVE POWER 7,475,469 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,775,469 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 300,000 shares held by the James B. Byrne 2015 Grantor Retained Annuity Trust.
(2)	Includes 7,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 65,000 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Byrne, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000 Shares (1)
	8	SHARED VOTING POWER 65,000 Shares (2)
	9	SOLE DISPOSITIVE POWER 300,000 Shares (1)
	10	SHARED DISPOSITIVE POWER 7,475,469 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,775,469 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 300,000 shares held by the Thomas F. Byrne, II 2015 Grantor Retained Annuity Trust.
(2)	Includes 65,000 shares held by the Barbara Bradley Baekgaard Family Foundation and 7,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 627,462 Shares
	8	SHARED VOTING POWER 8,661,465 Shares (1)
	9	SOLE DISPOSITIVE POWER 627,462 Shares
	10	SHARED DISPOSITIVE POWER 8,661,465 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,288,927 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 7,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 65,000 shares held by the Barbara Bradley Baekgaard Family Foundation, 885,996 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust and 300,000 shares held by the Anne-Marie Ray 2015 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS Anne-Marie Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,185,996 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,410,469 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,596,465 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 885,996 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust and 300,000 shares held by the Anne-Marie Ray 2015 Grantor Retained Annuity Trust and 7,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS Barbara Bradley Baekgaard Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 65,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 65,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 10 of 14 Pages

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D, as such statement has been amended from time to time (the “Schedule 13D”) by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan Byrne Hall, Michael C. Ray, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and the Barbara Bradley Baekgaard Foundation (the “Foundation”) with respect to common stock, no par value (the “Common Stock”), of Vera Bradley, Inc. (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Parties in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Barbara B. Baekgaard (“Baekgaard”), co-founder and a director of the Issuer, created the Trust on January 19, 2009 and served as its sole trustee until January 19, 2013. On January 19, 2009, Baekgaard contributed 8,810,469 shares of Common Stock (the “Trust Shares”) to the Trust. On January 19, 2013, Baekgaard resigned as trustee of the Trust, and Joan Byrne Hall and Michael C. Ray were appointed as co-trustees of the Trust. Joan Byrne Hall is Baekgaard’s daughter and is married to Robert J. Hall, the Chairman of the Board of Directors of the Issuer. Michael C. Ray is married to Baekgaard’s daughter, Anne-Marie Ray. On October 27, 2014, Michael C. Ray resigned as trustee of the Trust and James B. Byrne was appointed a co-trustee to serve with Joan Byrne Hall. James B. Byrne is Baekgaard’s son. Upon Baekgaard’s resignation as the trustee and Mr. Ray’s resignation as the Trustee, the Trust Shares were, and continue to be, deemed indirectly beneficially owned by its current co-trustees Joan Byrne Hall and James B. Byrne. In addition, Michael C. Ray is also deemed to indirectly beneficially own the Trust Shares because of his continued influence in the investment and voting of the Issuer’s shares held by the Trust. Thomas F. Byrne, II is also deemed to indirectly beneficially own the Trust Shares because of his continued influence in the investment of the Issuer’s shares held by the Trust. Thomas F. Byrne, II is also Baekgaard’s son. Robert J. Hall is also deemed to indirectly beneficially own the Trust Shares because of his influence with regard to Joan Byrne Hall’s investment and voting of the shares held by the Trust. Anne-Marie Ray is deemed to indirectly beneficially own the Trust Shares because of her relationship to Michael C. Ray and her role as Trustee of the Michael Ray 2009 Grantor Retained Annuity Trust, for which she shares investment control with her husband.

On July 1, 2015, the Trust distributed a total of 50,000 shares of Common Stock (an aggregate of 200,000 shares) to each of its beneficiaries, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray, and Joan Byrne Hall. Each of James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall then immediately gifted 25,000 shares of Common Stock he or she received to the Foundation and the remaining 25,000 shares to Indiana University. As a result, each of the Foundation and Indiana University received a total of 100,000 shares of Common Stock. The Foundation has sold 35,000 shares and intends to sell the remaining 65,000 shares of Common Stock it holds from time to time and use the proceeds to help fund charitable organizations. James B. Byrne, Thomas F. Byrne, II, Robert J. Hall and Michael C. Ray are deemed to indirectly beneficially own the shares held by the Foundation (the “Foundation Shares”) as they share in the investment and voting power over the Foundation Shares.

CUSIP No. 92335C106	SCHEDULE 13D	Page 11 of 14 Pages

On September 21, 2015, the Trust distributed a total of 300,000 shares of Common Stock (an aggregate of 1,200,000 shares) to each of its beneficiaries, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall. Each of James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall then immediately transferred the 300,000 shares of Common Stock he or she received to the James B. Byrne Grantor Retained Annuity Trust (the “James Byrne Trust”), the Thomas F. Byrne, II Grantor Retained Annuity Trust (the “Thomas Byrne Trust”), the Anne-Marie Ray Grantor Retained Annuity Trust (the “Anne-Marie Ray Trust”) and the Joan Byrne Hall Grantor Retained Annuity Trust (the “Joan Hall Trust”), respectively. As the trustee of the James Byrne Trust, James B. Byrne is deemed to indirectly beneficially own the shares held by the James Byrne Trust. As the trustee of the Thomas Byrne Trust, Thomas F. Byrne, II is deemed to indirectly beneficially own the shares held by the Thomas Byrne Trust. As the trustee of the Joan Hall Trust, Joan Byrne Hall is deemed to indirectly beneficially own the shares held by the Joan Hall Trust. As the trustee of the Anne-Marie Ray Trust, Anne-Marie Ray is deemed to indirectly beneficially own the shares held by the Anne-Marie Ray Trust. Robert J. Hall and Michael C. Ray are deemed to indirectly beneficially own the shares held by the Joan Hall Trust and the Anne-Marie Ray Trust, respectively as they share in the investment and voting power over the Joan Hall Trust and the Anne-Marie Ray Trust, respectively.

Robert J. Hall has been granted a total of 44,878 shares of Common Stock from the Issuer in connection with his service as a non-employee director of the Issuer. The Issuer granted Mr. Hall 35,437 shares in an initial grant in 2010 and has subsequently made restricted stock grants to Mr. Hall under the Vera Bradley, Inc. 2010 Equity and Incentive Plan.

Michael C. Ray acquired 155,923 shares of Common Stock from the Issuer in August 2010 prior to the Issuer’s initial public offering in connection with his service as the Chief Executive Officer of the Company. Mr. Ray also received a net of 10,059 shares of Common Stock from the Issuer through restricted stock grants made pursuant to the Vera Bradley, Inc. 2010 Equity and Incentive Plan between October 2010 and November 2013 in connection with his service as the Chief Executive Officer of the Issuer. In 2004, Mr. Ray purchased 50,005 shares of Common Stock from the Company’s founders, Baekgaard and Patricia R. Miller with the proceeds of a $500,000 loan from Baekgaard and Patricia R. Miller that Mr. Ray has subsequently satisfied in full. In 2009, prior to the stock split, Michael C. Ray transferred 885,996 shares (after giving effect to a 35.437 to 1 stock split) to the Michael Ray 2009 Grantor Retained Annuity Trust for the benefit of Mr. Ray’s spouse and children. Mr. Ray continues to beneficially own directly 627,462 shares. Anne-Marie Ray has served as the sole trustee of the Michael Ray 2009 Grantor Retained Annuity Trust since January 19, 2013. Michael C. Ray shares investment power with respect to the shares of the Michael Ray 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 12 of 14 Pages

Item 5. Interest in Securities of the Issuer.

See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 37,972,235 outstanding shares of Common Stock of the Issuer as of September 9, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2015. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, common shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person.

Except as noted below, there have been no reportable transactions with respect to the shares of Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2015

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

BARBARA BRADLEY BAEKGAARD FAMILY FOUNDATION

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

By:	/s/ Anne-Marie Ray
Anne-Marie Ray
Trustee

By:	/s/ Thomas F. Byrne, II
Thomas F. Byrne, II
Trustee

By:	/s/ Barbara B. Baekgaard
Barbara B. Baekgaard
Trustee

ROBERT J. HALL
/s/ Robert J. Hall
Robert J. Hall

JOAN BYRNE HALL
/s/ Joan Byrne Hall
Joan Byrne Hall

MICHAEL C. RAY
/s/ Michael C. Ray
Michael C. Ray

JAMES B. BYRNE
/s/ James B. Byrne
James B. Byrne

THOMAS F. BYRNE, II
/s/ Thomas F. Byrne, II
Thomas F. Byrne, II

Anne-Marie Ray
/s/ Anne-Marie Ray
Anne-Marie Ray